Filed pursuant to Rule 424(b)(5)

Registration No. 333-275822

AMENDMENT NO. 1 TO

PROSPECTUS SUPPLEMENT DATED NOVEMBER 14, 2024

(To Prospectus dated December 8, 2023)

TMC THE METALS COMPANY INC.

Up to 19,900,000 Common Shares

Class B Warrants to Purchase up to 9,950,000 Common Shares

This Amendment No. 1 to prospectus supplement amends the prospectus supplement dated November 14, 2024 (the “original prospectus supplement”). This Amendment No. 1 to prospectus supplement is incorporated by reference into the original prospectus supplement and should be read in conjunction with the original prospectus supplement and the base prospectus dated December 8, 2023 (the “base prospectus”). This Amendment No. 1 amends only those sections of the original prospectus supplement listed in this amendment; all other sections of the original prospectus supplement remain as is. This Amendment No. 1 to prospectus supplement is not complete without, and may not be delivered or utilized, except in conjunction with the original prospectus supplement and the base prospectus, including any amendments or supplements thereto.

The original prospectus supplement and this Amendment No. 1 to prospectus supplement relate to our offering of 19,900,000 of our common shares and accompanying Class B warrants to purchase 9,950,000 of our common shares in this offering (and the common shares issuable from time to time upon exercise of these Class B warrants). Each common share we sell in the offering will be accompanied by a Class B warrant to purchase 0.5 common shares at an exercise price of $2.00 per share. Each common share and accompanying Class B warrant will be sold at a negotiated price of $1.00. The common shares and accompanying Class B warrants will be issued separately but can only be purchased together in this offering.

Each Class B warrant will be exercisable from and after the date of issuance. The Class B warrants will expire five years from issuance.

Our common shares and publicly listed warrants to purchase common shares, or the Public Warrants, are listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “TMC” and “TMCWW”, respectively. On November 25, 2024, the closing price of our common shares on the Nasdaq was $0.901 per share and the closing price for our Public Warrants was $0.084 per warrant.

We are an “emerging growth company” and “smaller reporting company” under the federal securities laws and, as such, are subject to reduced public company reporting requirements. See “Prospectus Supplement Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company” in the original proepctus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-9 of the original prospectus supplement as amended by this Amendment No. 1 to prospectus supplement and under similar headings in the documents incorporated by reference into this Amendment No. 1 to prospectus supplement, the original prospectus supplement and the accompanying prospectus for a discussion of certain risks you should consider before investing in our securities.

We have engaged A.G.P./Alliance Global Partners, which we refer to as the placement agent, as a placement agent in connection with a portion of the shares issued in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay the placement agent the placement agent fees set forth in the table below. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum offering requirement. We will bear all costs associated with the offering. See “Plan of Distribution” beginning on page 5 of this Amendment No. 1 to prospectus supplment for more information regarding these arrangements.

	Per Share and Accompanying Class B Warrant	Total (1)
Offering price	$1.00	$19,900,000
Proceeds to us before expenses	$1.00	$19,900,000

(1)	The amount of the offering proceeds to us presented in this table does not include fees payable to the placement agent or proceeds from the exercise of the Class B warrants for cash, if any, issued in the offering. After deducting the fees we have agreed to pay to the placement agent in connection with this offering, the proceeds to us before expenses is $0.99 per share and accompanying Class B warrant and $19,700,000 in total. See Plan of Distribution” beginning on page 5 of this Amendment No. 1 to prospectus supplement for additional information about the expenses payable in connection with this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Amendment No. 1 to prospectus supplement, the original prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered by this Amendment No. 1 to prospectus supplement and the original prospectus supplement have not been qualified for distribution in Canada and may not be offered or sold in Canada.

Delivery of the securities offered hereby is expected to occur on or about November 27, 2024.

The date of this Amendment No. 1 to prospectus supplement is November 26, 2024.

Explanatory Note

This Amendment No. 1 to prospectus supplement amends and supplements the original prospectus supplement to increase the total maximum offering amount by $2.4 million to $19.9 million. All references in the original prospectus supplement to the sale of common shares and accompanying Class B warrants of $17.5 million are hereby amended to reflect an offering amount of up to $19.9 million, and all references in the original prospectus supplement to an offering of 17,500,000 common shares and accompanying Class B warrants to purchase 8,750,000 common shares are hereby amended to reflect an offering of up to 19,900,000 common shares and accompanying Class B warrants to purchase 9,950,000 common shares. All references to the prospectus supplement in the original prospectus supplement are hereby amended to refer to the original prospectus supplement, as amended by this Amendment No. 1 to prospectus supplement unless the context provides otherwise.

Sales of securities made to purchasers who signed the securities purchase agreement on November 14, 2024 were made pursuant to the original prospectus supplement and any sales of securities made to purchasers who sign the securities purchase agreement, as amended, on or after the date hereof are being made pursuant to the original prospectus supplement as amended by this Amendment No. 1 to prospectus supplement.

The sections of the original prospectus supplement entitled “The Offering,” “Use of Proceeds,” “Dilution” and “Plan of Distribution” are hereby replaced by the following new “The Offering,” “Use of Proceeds,” “Dilution” and “Plan of Distribution” sections (which reflect the amendment to the total maximum offering amount and the amount of common shares and accompanying Class B warrants that may be purchased by investors).

This Amendment No. 1 to prospectus supplement should be read in conjunction with and is qualified by reference to the original prospectus supplement, except to the extent that the information provided by this Amendment No. 1 to prospectus supplement supersedes the information contained in the original prospectus supplement.

THE OFFERING

Common shares offered by us	19,900,000 shares

Class B warrants offered by us	Class B warrants to purchase up to an aggregate of 9,950,000 common shares. The common shares are being sold together with the Class B warrants. Each common share will be accompanied by a Class B warrant to purchase 0.5 common shares. The Class B warrants are exercisable beginning on the issuance date, or the Initial Exercise Date, at an exercise price of $2.00 per share, and will terminate on the fifth anniversary of issuance, or the Termination Date.

Common shares outstanding before this offering	324,131,896 shares.

Common shares to be outstanding immediately after this offering	344,031,896 shares assuming no exercise of any Class B warrants issued in this offering.

Offering price	Each common share and accompanying Class B warrant will be sold at a negotiated price of $1.00.

Settlement after T+1

Delivery of $14.9 million of common shares and accompanying Class B warrants will be made against payment thereof on or before November 27, 2024. We have a signed commitment from an additional investor of $5.0 million of common shares and accompanying Class B warrants issuable in this offering, but there can be no assurances as to when or if this closing occurs.

All information in this prospectus supplement assumes the issuance and sale of the entire $19.9 million of common shares and accompanying Class B warrants unless noted otherwise.

Use of proceeds	We estimate the net proceeds from this offering will be approximately $18.9 million, after deducting fees payable to the placement agent and other estimated offering expenses payable by us, assuming no exercise of the Class B warrants issued in this offering. We intend to use the net proceeds from this offering for working capital and general corporate purposes. See “Use of Proceeds”.

Trading symbol	Our common shares are listed on Nasdaq under the symbol “TMC”. We do not intend to list the Class B warrants, nor do we expect the Class B warrants to be quoted on Nasdaq or any other national securities exchange or any other nationally recognized trading system.

Risk factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-9 of the original prospectus supplement, as amended by the Amendment No. 1 to prospectus supplement, and other information included or incorporated in this prospectus supplement for a discussion of factors you should carefully consider before investing in our securities. The risk factors in the original prospectus supplement are hereby amended to reflect that if you purchase securities in this offering, you will incur immediate substantial dilution of approximately $0.99 per share.

Lock-up agreement	We have agreed not to issue any common shares and common share equivalents with an effective price of less than $1.00 per share for a period of six months following the closing of this offering, subject to customary exceptions.

The number of our common shares that will be outstanding immediately after this offering is based on 324,131,896 common shares outstanding as of September 30, 2024, and excludes:

•	27,943,342 common shares and 14,896,783 special shares, which are automatically convertible into common shares on a one-for-one basis if certain price thresholds are met, issuable upon exercise of share options outstanding as of September 30, 2024 under our stock incentive plans, at a weighted average per option exercise price of $1.21;

•	35,733,505 common shares issuable upon the vesting of restricted share units outstanding as of September 30, 2024;

•	39,526,520 common shares available as of September 30, 2024 for future grant under the 2021 Incentive Equity Plan;

•	10,669,037 common shares available as of September 30, 2024 for future issuance under the 2021 Employee Stock Purchase Plan;

•	136,239,964 common shares reserved for issuance upon conversion of our outstanding special shares, which are automatically convertible into common shares on a one-for-one basis if certain price thresholds are met; and

•	30,730,770 common shares issuable upon exercise of outstanding warrants as of September 30, 2024 to purchase common shares, at a weighted average per warrant exercise price of $9.78. The exercise price of the 6,230,770 outstanding Class A warrants will be adjusted in connection with this offering as described in the accompanying base prosectus under “Description of Warrants – Outstanding Warrants – Class A Warrants - Exercise Price Adjustment for Certain Share Issuances”.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the Class B warrants issued in this offering and does not reflect the potential issuance of our common shares that remain available for sale as of the date of this prospectus supplement under our “at-the-market” offering program, pursuant to which we may sell common shares for remaining gross proceeds of up to $30 million from time to time under the At-The-Market Equity Distribution Agreement we entered into in December 2022, as amended.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the securities in this offering will be approximately $18.9 million, after deducting the placement agent fees and estimated offering expenses payable by us. This estimate excludes the proceeds, if any, from the exercise of the Class B warrants sold in this offering.

We intend to use the net proceeds from this offering, including any proceeds from the exercise of the Class B warrants sold in this offering, for working capital and general corporate purposes. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Additionally, our management will have broad discretion in the timing and application of these proceeds. Pending application of the net proceeds as described above, we intend to invest the proceeds of this offering in money market funds, certificates of deposit and corporate debt securities.

DILUTION

If you invest in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share and accompanying Class B warrant and the as adjusted net tangible book value (deficit) per share after giving effect to this offering (excluding the common shares issuable upon exercise of the Class B warrants being offered in this offering and the payment of the exercise price therefor). We calculate net tangible book value (deficit) per share by dividing the net tangible book value (deficit), which is tangible assets (consisting of cash, exploration contracts, equipment and investments) less total liabilities (which excludes deferred tax liabilities), by the number of outstanding common shares. Dilution represents the difference between the amount per share paid by purchasers of common shares in this offering and the as adjusted net tangible book value (deficit) per share immediately after giving effect to this offering. Our net tangible book value (deficit) as of September 30, 2024 was approximately $(15.2) million, or $(0.05) per share.

After giving effect to the sale by us of 19,900,000 common shares and accompanying Class B warrants to purchase 9,950,000 common shares at the offering price of $1.00 per share and accompanying Class B warrant and after deducting the placement agent fee and estimated offering expenses, our as adjusted net tangible book value (not including the impact of exercise of Class B warrants) as of September 30, 2024 would have been approximately $3.7 million, or $0.01 per share. This represents an immediate increase in as adjusted net tangible book value of $0.06 per share to our existing shareholders and an immediate dilution of $0.99 per share issued to the investors purchasing securities in this offering.

The following table illustrates this per share dilution:

Offering price per common share and accompanying Class B warrant		$1.00
Net tangible book value (deficit) per share as of September 30, 2024	$(0.05)
Increase in net tangible book value per share attributable to this offering	$0.06
As adjusted net tangible book value per share after this offering		$0.01
Dilution per share to investors participating in this offering		$0.99

The above table and discussion are based on 324,131,896 common shares outstanding as of September 30, 2024, and excludes:

•	27,943,342 common shares and 14,896,783 special shares, which are automatically convertible into common shares on a one-for-one basis if certain price thresholds are met, issuable upon exercise of share options outstanding as of September 30, 2024 under our stock incentive plans, at a weighted average per option exercise price of $1.21;

•	35,733,505 common shares issuable upon the vesting of restricted share units outstanding as of September 30, 2024;

•	39,714,811 common shares available as of September 30, 2024 for future grant under the 2021 Incentive Equity Plan;

•	10,669,037 common shares available as of September 30, 2024 for future issuance under the 2021 Employee Stock Purchase Plan;

•	136,239,964 common shares reserved for issuance upon conversion of our outstanding special shares, which are automatically convertible into common shares on a one-for-one basis if certain price thresholds are met; and

•	30,730,770 common shares issuable upon exercise of outstanding warrants as of September 30, 2024 to purchase common shares, at a weighted average per warrant exercise price of $9.78. The exercise price of the 6,230,770 outstanding Class A warrants will be adjusted in connection with this offering as described in the accompanying base prosectus under “Description of Warrants – Outstanding Warrants – Class A Warrants - Exercise Price Adjustment for Certain Share Issuances”.

To the extent that options or warrants are exercised, restricted share units vest, new options or restricted share units are issued under our equity incentive plans or we issue additional common shares or other equity or convertible securities in the future, there may be further dilution to investors participating in this offering. Moreover, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

PLAN OF DISTRIBUTION

We have entered into a securities purchase agreement dated November 14, 2024, directly with the investors who have agreed to purchase our securities in this offering. We entered into an amendment to the securities purchase agreement on Novemnber 22, 2024. The securities purchase agreement, as amended, contains customary representations, warranties and covenants. We will only sell securities in this offering to such investors.

We will deliver the securities to purchasers who signed the securities purchase agreement on November 14, 2024, upon receipt of investor funds for the purchase of such securities, pursuant to the original prospectus supplement and we will deliver the securities to purchasers who sign the securities purchase agreement, as amended, on or after the date hereof, upon receipt of investor funds for the purchase of such securities, pursuant to the original prospectus supplement, as amended. We have delivered, or expect to deliver, an aggregate of $14.9 million of common shares and accompanying Class B warrants being offered pursuant to this prospectus supplement on or before November 27, 2024 and have a signed commitment from an additional investor of $5.0 million of common shares and accompanying Class B warrants being offered pursuant to this prospectus supplement, but there can be no assurances as to when or if this closing occurs.

A.G.P./Alliance Global Partners acted as a placement agent in the offering and Cantor Fitzgerald & Co. and EAS Advisors, through Odeon Capital Group, LLC, are engaged as our financial advisors. The placement agent is not purchasing or selling any of the securities offered by this prospectus supplement, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities. The terms of this offering were subject to market conditions and negotiations between us and prospective investors. The factors considered in determining the price of the common shares and the Class B warrants included the recent market price of our common shares, the general condition of the securities market at the time of this offering, the history of, and the prospects for, the industry in which we compete, our past and present operations and our prospects for future revenues.

Fees and Expenses

We estimate the total offering expenses of this offering that will be payable by us will be approximately $1,000,000, including $200,000 payable to the placement agent (which represents 8.0% of the amount in common shares and Class B warrants placed by the placement agent) and $125,000 for reimbursement to the placement agent for legal fees, which also includes other legal, printing, financial advisors and various other fees.

Our financial advisors are not acting as underwriters, placement agents or finders in connection with this offering, and accordingly, our financial advisors are neither purchasing shares nor offering shares to the public in connection with this offering.

Listing

Our common shares and Public Warrants are listed on Nasdaq under the trading symbol “TMC” and “TMCWW”, respectively.

There is no established public trading market for the Class B warrants, and we do not expect a market to develop. In addition, we do not intend to list the Class B warrants, nor do we expect Class B warrants to be quoted, on the Nasdaq or any other national securities exchange or any other nationally recognized trading system.

TMC THE METALS COMPANY INC.

Up to 19,900,000 Common Shares

Class B Warrants to Purchase up to 9,950,000 Common Shares

AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT DATED NOVEMBER 14, 2024

November 26, 2024